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Washington, D.C. 20549-4628
Attn: Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

Re:	Highlands REIT, Inc.

Form 10-12G

Filed February 5, 2016

Dear Mr. Kluck:

On December 23, 2015, Highlands REIT, Inc., a Maryland corporation (the “Company” or “Highlands”), filed a registration statement on Form 10 (the “Initial Registration Statement”) to register securities under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). On January 22, 2016, the Company received a letter (the “Initial Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Initial Registration Statement. As requested in the Initial Comment Letter, on February 5, 2016, the Company filed a Form RW to withdraw the Initial Registration Statement.

On behalf of the Company, simultaneously with the submission of this letter, we hereby transmit for filing under the Exchange Act a new registration statement on Form 10-12G (the “Registration Statement”), including certain exhibits. The Company’s responses to the Initial Comment Letter from the Staff regarding the Initial Registration Statement are as follows. For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s responses. Where we have revised the disclosure in the Registration Statement in response to one of the Staff’s comments, we have noted the applicable page number of the Information Statement (the “Information Statement”) that forms part of the Registration Statement in the response to such comment. In addition, certain marked copies of the Registration Statement provided to the Staff have been marked with the number of the response next to the corresponding text of the Registration Statement.

February 5, 2016

General

1.	We note that you have filed your Form 10 under Section 12(b) of the Exchange Act; however, it does not appear that you are seeking to list your shares on a national securities exchange. Please withdraw this registration statement and file a new Form 10 under Section 12(g) or advise.

Response: The Company respectfully acknowledges the Staff’s comment and has withdrawn the Initial Registration Statement and filed a new Form 10 under Section 12(g).

2.	Please provide all information required by Form 10, including the required exhibits, and complete all blanks in the information statement as soon as possible.

Response: The Company respectfully acknowledges the Staff’s comment and will provide information not known at this time and file all required exhibits in subsequent amendments to the Registration Statement.

3.	We note that the spin-off is not being registered under the Securities Act. We also note your disclosure on page 3 that Highlands was formed as a corporation on December 16, 2015. Please tell us whether any of the properties that are to be held by Highlands on the date of separation, were acquired by the parent company or any of its subsidiaries within the last two years. We may have further comment.

Response: The Company respectfully advises the Staff that as described on page F-31 of the Information Statement, on December 30, 2013, InvenTrust purchased its partner’s interest in a joint venture and consolidated the ten assets previously held in that joint venture, one of which (Trimble) will be held by Highlands on the date of the separation. Other than this property, none of the properties to be held by Highlands on the date of the separation were acquired by the parent company or any of its subsidiaries within the last two years.

4.	We note your disclosure in the information statement that no vote of InvenTrust’s stockholders is required in connection with this distribution. Please provide us a legal analysis regarding the basis for this statement.

Response: The Company respectfully advises the Staff that, pursuant to Section 3-104(a)(1) of the Maryland General Corporation Law, “unless the charter or bylaws of a corporation provide otherwise, the approval of the stockholders and articles of transfer … are not required for any …[t]ransfer of assets by a corporation … as a distribution as defined in Section 2-301 of this article.” The charter and bylaws of InvenTrust Properties Corp. (“InvenTrust”) do not “provide otherwise.” Section 2-301 defines a “distribution” to include a “direct or indirect transfer of money or other property of the corporation in respect of any of its shares.” The shares of Highlands’ common stock constitute property owned by InvenTrust; thus, a distribution to the stockholders of InvenTrust of 100% of the shares of Highlands’ common stock owned by InvenTrust will not trigger a stockholder vote under Maryland law.

February 5, 2016

Exhibit 99.1

Summary

Reasons for the Separation, page 1

5.	We note your statement that, in the event the separation does not result in the listed anticipated benefits, the costs associated with the separation could have a material adverse effect on each company. Please revise your summary to briefly describe and quantify these costs, to the extent possible.

Response: The Company respectfully refers the Staff to page 2 of the Information Statement where it has described to the extent possible the costs to the Company of the separation, which will primarily consist of the loss of access to the financial and other resources of InvenTrust or to resources comparable to those of InvenTrust, and has noted that such costs are not quantifiable. The Company also respectfully advises the Staff that the party responsible for expenses directly related to transaction costs incurred in connection with the separation is still subject to negotiation; should the Company be responsible for such costs, and if such costs could have a material adverse effect on the Company’s business in the event that the separation does not result in the listed anticipated benefits, the Company will provide such information in a subsequent amendment to the Registration Statement.

Risk Factors

Our agreements with InvenTrust may not reflect terms that would have resulted…, page 36

6.	We note your disclosure that the agreements related to your separation from InvenTrust may not reflect terms that would have resulted from arm’s-length negotiations. Please specify the agreements you are referring to.

Response: The Company has revised the disclosure on page 36 of the Information Statement to specify that the agreements referred to are the Separation and Distribution Agreement, the Transition Services Agreement, and the Employee Matters Agreement, each of which will be filed in a subsequent amendment to the Registration Statement.

If either InvenTrust or MB REIT failed to qualify as a REIT…, page 38

7.	We note your disclosure that if either InvenTrust or MB REIT failed to qualify as a REIT in its 2012 through 2016 taxable years, you would be prevented from electing to qualify as a REIT prior to the fifth calendar year following the year in which InvenTrust or MB REIT failed to qualify. We also note your disclosure on page 3 that on December 15, 2015 MB REIT became a qualified REIT subsidiary of InvenTrust and ceased to be treated as a REIT. Please tell us whether the result of MB REIT ceasing to be treated as a REIT could affect your ability to qualify as a REIT.

Response: The Company respectfully advises the Staff that its qualification as a REIT will not be affected by MB REIT ceasing to qualify as a REIT and becoming a “qualified REIT subsidiary” of InvenTrust on December 15, 2015. Upon becoming a “qualified REIT subsidiary,” MB REIT’s 2015 tax year as a REIT ended. For the Company to qualify as a REIT, MB REIT must have qualified as a REIT for that short taxable year and its 2012 through 2014 taxable years. The Company believes MB REIT qualified as a REIT for those years. The disclosure on page 38 of the Information Statement has been revised to address the comment.

February 5, 2016

Failure to qualify as a REIT, or failure to remain qualified as a REIT would cause…, page 37

8.	We note your disclosure that you expect to receive an opinion from counsel that you will be organized in conformity with the requirements for qualification and taxation as a REIT for the year ending December 31, 2016. Please tell us whether you anticipate being in a position to receive such opinion before this filing becomes effective, and if so, if you intend to file the opinion as an exhibit.

Response: The Company respectfully advises the Staff that the separation and distribution agreement that will be entered into with respect to the spin-off will require an opinion of counsel regarding Highlands’ ability to elect to be taxed as, and to operate in a manner that will allow Highlands to qualify as, a REIT for federal income tax purposes, commencing with the short taxable year commencing immediately prior to the separation and ending December 31, 2016. Accordingly, the Company will receive such an opinion of counsel concurrently with the closing of the spin-off but does not expect to receive the opinion prior to the time that the Registration Statement becomes effective. Tax counsel to the Company has advised the Company that it is aware of no issue that would prevent it from delivering such an opinion at the closing of the spin-off. Because such an opinion of counsel is not required to be filed as an exhibit to a registration statement on Form 10, the Company does not intend to file such opinion as an exhibit to the Registration Statement.

Our Separation from InvenTrust

Results of the Separation, page 49

9.	We note your disclosure that in addition to the Separation and Distribution Agreement, you will enter into various other agreements to effect the separation and provide a framework for your relationship with InvenTrust after the separation. Please clarify whether you plan on entering into any agreements in addition to the Transition Services Agreement and Employee Matters Agreement, and to the extent such other agreements are currently known and material, please identify and describe such agreements.

Response: The Company respectfully advises the staff that it does not currently anticipate entering into any agreements with InvenTrust in addition to the Separation and Distribution Agreement, Transition Services Agreement and Employee Matters Agreement in order to effect the separation and provide a framework for its relationship with InvenTrust after the separation. If it is determined that additional agreements are required, the Company will identify and describe such agreements in a subsequent amendment of the Registration Statement.

Selected Historical Financial and Operating Data, page 58

10.	We note you have presented selected financial data for only the last three fiscal years. Pursuant to Item 301 of Regulation S-K, selected financial data should be provided for the last five fiscal years (or for the life of the registrant and its predecessors, if less). Please clarify and/or revise accordingly.

February 5, 2016

Response: The Company respectfully advises the Staff that the Company is an “emerging growth company” (“EGC”) pursuant to the JOBS Act. Under Question 48 of the Division of Corporation Finance’s Jumpstart our Business Startups Act, Frequently Asked Questions (“FAQ 48”), an EGC is required to present three years of financial statements in a registration statement on Form 10 unless the EGC qualifies as a “smaller reporting company.”

FAQ 48 does not, however, address the requirement for selected financial statements in a Form 10 filed by an EGC. The Company acknowledges that Section 7(a)(2)(A) of the Securities Act, which permits two years of financial statements and limits selected financial information to two years, applies only to the registration statement for the initial public offering of common equity securities. It nonetheless believes that the two additional years of selected financial information would not be material to investors given the significant changes to the Company’s portfolio of assets over the last several years. The Company also notes that this approach would be consistent with the Form 10 and related amendments filed in 2014 and 2015 by Xenia Hotels and Resorts, Inc., another previously wholly-owned subsidiary of InvenTrust, which included only three years of selected financial data.

11.	Pursuant to Item 13 of Form 10, please revise to include selected quarterly financial data in accordance to Item 302(a) of Regulation S-K.

Response: The Company respectfully advises the Staff that Item 302(a)(5) of Regulation S-K states that paragraph (a) applies to any registrant “that has securities registered pursuant to sections 12(b)…or 12(g) of the Exchange Act.” The Company is filing the Form 10 in order to register its securities under the Exchange Act but does not currently have any securities so registered and so has not included the selected quarterly financial data in accordance to Item 302(a).

Unaudited Pro Forma Combined Consolidated Financial Statements, page 62

12.	Please note that footnote disclosures to the pro forma financial information should be detailed in nature and explain all the assumptions involved. For example, within your footnote disclosures associated with the retail asset disposition, disposition adjustments, and capital contribution, you should include discussion about all the significant terms of the transaction, any consideration exchanged, accounting method utilized, and explanation of how the amounts were calculated and/or where the amounts were derived from. Please clarify and/or revise accordingly.

Response: The Company has revised the footnote disclosures on page 66 of the Information Statement to describe the assumptions used in preparation of pro forma financial information. The Company respectfully directs the Staff to pages F-8 and F-29 of the Information Statement for further detail regarding the disposition adjustments. The Company will provide additional information regarding the capital contribution not known at this time in a subsequent amendment to the Registration Statement.

13.	Please tell us and quantify any costs associated with the spin-off transaction that are included within your historical financial statements and how you plan to address these costs within your pro-forma disclosures on pages 62 to 66.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that no costs associated with the spin-off transaction are included within the historical financial

February 5, 2016

statements in the pro forma combined consolidated financial statements as of September 30, 2015. In a subsequent amendment to the Registration Statement, the Company will disclose in the notes to the pro forma combined consolidated statements of operations the total estimated non-recurring costs of the transaction, and confirms that such costs will not be included in the pro forma combined consolidated statements of operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

14.	We note your disclosure on page 95 that thirty-five leases which represent 35.3% of your total annualized rent are scheduled to expire in 2016. We also note your disclosure on page 69 that your office assets located in suburban Denver and Pittsburgh will be converted to multi-tenant assets and that you currently anticipate adequate demand though rental rates may be lower than rates under the current leases. Please revise your disclosure to discuss your lease rollover expectations and the relationship between market rents and expiring rents with respect to each of your expiring leases, or advise.

Response: The Company respectfully advises the Staff that the lease for AT&T – Hoffman Estates accounts for a significant portion of the annualized rent scheduled to expire in 2016, representing 24.7% of the total annualized rent of the Prior Combined Portfolio, and that the Company has discussed this property in detail on page 102 of the Information Statement. The Company has also revised its disclosure on page 80 of the Information Statement to discuss its expectations regarding lease rollovers and rents for the next three largest leases to expire in 2016, which in the aggregate account for approximately 6.2% of the Prior Combined Portfolio’s total annualized rent and include the leases for our office assets in suburban Denver and Pittsburgh. The Company believes that a discussion of the remaining leases is immaterial to shareholders, particularly because such leases are generally expected to be renewed or replaced at market rates and, further, because some of these leases relate to assets that will not be in the Highlands Portfolio upon the separation from InvenTrust.

15.	Please include a more detailed discussion of leasing activity during the periods presented, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed, and leasing costs, including tenant improvement costs and leasing commissions, as applicable.

Response: The Company has revised its disclosure on page 81 of the Information Statement to provide additional discussion regarding leasing activity during the nine months ended September 30, 2015. Due to the significant number of dispositions during the years ended December 31, 2014, 2013 and 2012, the Company believes leasing activity for the nine months ended September 30, 2015 reflects the most useful information for the investor and therefore has only provided the leasing activity for such period. The leasing activity, along with the current lease expiration table on page 80 of the Information Statement, provide comprehensive detail regarding leasing activity for the nine months ended September 30, 2015.

Critical Accounting Policies and Estimates, page 74

16.	As disclosed on page 6 and elsewhere within your document, we note you intend to take advantage of the extended transition period for complying with new or revised accounting standards for an “emerging growth company” pursuant to the JOBS Act. Please revise your critical accounting policy disclosures to include a statement indicating that your financial statements may not be comparable to companies that comply with public company effective dates.

February 5, 2016

Response: The Company has revised its disclosure on page 74 of the Information Statement in response to the Staff’s comment.

Modified Net Operating Income, page 88

17.	It appears that your presentation of modified net operating income represents a non-GAAP financial measure. Please tell us how you have met the disclosure requirements of Item 10(e) of Regulation S-K with regard to your disclosure of modified net operating income.

Response: The Company respectfully advises the Staff that in order to comply with the disclosure requirements of Item 10(e) of Regulation S-K, it has presented modified net operating income (“Modified NOI”) in equal prominence with net income (loss) attributable to the Company, calculated and presented in accordance with GAAP, and includes a reconciliation between Modified NOI and net income (loss) attributable to the Company on page 93 of the Information Statement. The Company has also revised its disclosure on pages 73-74 and 93 of the information Statement in response to the Staff’s comment.

18.	Within your discussion of modified net operating income, we note you have indicated that some of your adjustments are non-recurring. Given the nature of these adjustments, it is not clear why they are non-recurring. Please clarify and/or revise to remove the reference to non-recurring from your disclosure. Reference is made to Question 102.03 of the Division’s Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

Response: The Company has modified its disclosure on pages 20, 61, 74, 82, 89, 90 and 93 of the Information Statement in response to the Staff’s comment to remove the reference to such charges or income as non-recurring. While the Company believes that lease termination income and GAAP rent adjustments are appropriate items to adjust for in the discussion of its earnings in order to provide a comparable presentation of operating activity across periods, it agrees that such adjustments should not be characterized as non-recurring based on the multiple years in which it has recorded the charges and income.

Liquidity and Capital Resources, page 92

19.	Please revise your disclosures to discuss your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities were insufficient to pay the distribution for any period, tell us the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings, and etc.

Response: The Company respectfully advises the Staff that the Company has not yet made any distributions and that the distributions described on page 98 of the Information Statement represent historical distributions made by MB REIT (Florida), Inc. (“MB REIT”) in order to qualify as a REIT during those periods. During those periods, InvenTrust or its wholly owned subsidiaries owned all of the outstanding capital stock of MB REIT, other than 125 shares of its Series B Preferred Stock issued to 125 individual accredited investors for the purpose of

February 5, 2016

facilitating MB REIT’s qualification as a REIT. MB REIT will become a subsidiary of the Company in connection with the Reorganization Transactions (as defined in the Registration Statement). The Company further respectfully advises the Staff that the statement of cash flows reflects cash flows of the Company and the consummation of certain of the Reorganization Transactions, and therefore reflects a materially different portfolio of assets than those owned by MB REIT.

20.	Please revise to disclose the tax status of distributions per unit pursuant to Rule 3-15(c) of Regulation S-X.

Response: The Company respectfully directs the Staff to its response to immediately above and advises the Staff that the Company has not made any distributions.

Unaudited Condensed Combined Consolidated Financial Statements, page F-2

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation, page F-7

21.	Please revise to include a statement of whether all adjustments are of a normal recurring nature. If not, there shall be furnished information describing in appropriate detail the nature and amount of any adjustments other than normal recurring adjustments. Reference is made to Rule 10-01(b)(8) of Regulation S-X.

Response: The Company has revised its disclosure on page F-6 of the Information Statement in response to the Staff’s comment.

Historical Financial Statements, page F-17

22.	Disclosures throughout your filing indicate the significance of AT&T as a tenant and how they did not renew its lease expiring in 2016. In addition, you have indicated that there is a strong possibility that AT&T will not renew any or all of its leases. Please explain the impact such changes have had on your assessment of impairment for these properties. Your response should discuss the assumptions used in developing your expected future undiscounted cash flows and specifically address how the anticipated non-renewals by AT&T have impacted your determination of the expected future undiscounted cash flows of the property. To the extent, no impairments have been taken on such AT&T occupied properties, please explain in detail the facts and circumstances considered that support your conclusion. Reference is generally made to the guidance outlined in Section 360-10-35 of the Financial Accounting Standards Codification.

Response: The Company respectfully advises the Staff that in accordance with Accounting Standards Codification 360-10-35 and its accounting policy regarding impairments, as discussed on pages 74 and F-27 of the Information Statement, the Company assesses the carrying values of the respective long-lived assets whenever events or changes in circumstances indicate that the carrying amounts of these assets may not be fully recoverable. If it is determined that the carrying value is not recoverable because the undiscounted cash flows do not exceed carrying value, the Company is required to record an impairment loss to the extent that the carrying value exceeds fair value. AT&T – Cleveland has not experienced an event or change in circumstance indicating that the carrying amount may not be fully recoverable. For the year ended

February 5, 2016

December 31, 2013, the Company recorded an impairment on AT&T – Hoffman Estates of $147.5 million, as described on page F-38 of the Information Statement. For the nine months ended September 30, 2015, the property was further evaluated for impairment due to the passing of the renewal notice deadline, but no impairment was recorded because the book value was deemed recoverable based upon expected future undiscounted cash flows, which assumed AT&T will be vacating and assumed the probabilities of various re-leasing scenarios. For the years ended December 31, 2013 and 2014, the Company recorded an impairment on AT&T – St. Louis of $61.9 million and $9.7 million, respectively, as described on page F-38 of the Information Statement. AT&T – St. Louis has not experienced an event or change indicating additional impairment.

Note 12 – Commitments and Contingencies, page F-43

23.	Reference is made to your risk factor disclosures on pages 31 and 32 where you discuss the existence of “non-recourse carve out” indemnity agreements and guarantees if certain triggering events occur. Please revise to include the disclosures outlined in paragraphs 460-10-50-2 to 4 of the FASB Accounting Standards Codification for such guarantees.

Response: The Company respectfully advises the Staff that as of September 30, 2015, no event has occurred that would cause the Company to have material liability under the “non-recourse carve out” indemnity agreements and guarantees, and believes that the likelihood of such an event occurring is remote. Moreover, if such events did occur, the obligation would not be in excess of the loans encumbering such assets, which are recognized on the condensed combined consolidated balance sheet. The Company has also revised its disclosure on page 117 in response to the Staff’s comment.

If you have any questions regarding the foregoing responses or the Registration Statement or need additional information, please do not hesitate to contact me by telephone at (312) 876-7681 or cathy.birkeland@lw.com.

Very truly yours,

/s/ Cathy A. Birkeland
Cathy A. Birkeland of LATHAM & WATKINS LLP

Enclosures

cc: Richard Vance, President and Chief Executive Officer, Highlands REIT, Inc.